# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intrepid Potash, Inc., CIK 0001421461
CUSIP: 46121Y102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 707 17TH STREET, SUITE 4200, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 11/04/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001828337
Persons authorized to receive notices and communications: Nicholas Collazo, 240 Crandon Blvd., Suite 250, Key Biscayne, Florida (FL), 33149, 3053758484

## Reporting persons
- Clearway Capital Management LLC (CIK 0001828337): type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,203,222; shared voting power 0; sole dispositive power 1,203,222; shared dispositive power 0; aggregate amount beneficially owned 1,203,222 (9.1% of the class)
  Comment: The Amount Beneficially Owned is based on the 13,282,455 outstanding shares of Issuer as of July 31, 2024 - the most recent quarterly results dated June 30, 2024
  
  The 1,203,222 Common Stock shares are held by Clearway Capital Management LLC, which is wholly owned by Clearway Trust.
- Teton Trust Co LLC as Trustee of Clearway Trust (CIK 0001828549): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,203,222; shared voting power 0; sole dispositive power 1,203,222; shared dispositive power 0; aggregate amount beneficially owned 1,203,222 (9.1% of the class)
  Comment: The Amount Beneficially Owned is based on the 13,282,455 outstanding shares of Issuer as of July 31, 2024 - the most recent quarterly results dated June 30, 2024
  
  The 1,203,222 Common Stock shares are held by Clearway Capital Management LLC, which is wholly owned by Clearway Trust.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Intrepid Potash, Inc.
Address of issuer's principal executive offices: 707 17TH STREET, SUITE 4200, DENVER, Colorado (CO), 80202

## Item 2. Identity and Background
Name of person filing: Clearway Capital Management LLC, a Florida limited liability company
Residence or business address: 240 Crandon Blvd., Suite 250, Key Biscayne, FL 33149
Present principal occupation or employment: N/A
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States, Florida limited liability company

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Clearway Capital Management LLC has beneficial ownership of 1,203,222 shares of the Issuer's Common Stock, all of which have been disclosed in a Schedule 13G/A filing in February 13, 2024.

Clearway Capital Management LLC has no present intention to acquire any additional shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: Clearway Capital Management LLC seeks to change the composition of the Issuer's Board of Directors and Restructure Management.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Clearway Capital Management LLC beneficially owns 1,203,222 shares of the Issuer, amounting to 9.06% of the outstanding shares of the Issuer based on the most recent Quarterly report of the Issuer on June 30, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Clearway Capital Management LLC beneficially owns 1,203,222 shares of the Issuer, amounting to 9.06% of the outstanding shares of the Issuer based on the most recent Quarterly report of the Issuer on June 30, 2024.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: November 3, 2024 Letter from Clearway Capital Management LLC to the Issuer

## Signatures
- Clearway Capital Management LLC: Nicholas Collazo, Attorney-In-Fact for Clearway Capital Management LLC (11/04/2024)
- Teton Trust Co LLC as Trustee of Clearway Trust: Nicholas Collazo, Attorney-In-Fact for Teton Trust Company LLC, as Trustee of the Clearway Trust (11/04/2024)
Comment: Nicholas Collazo is the Attorney-in-Fact for Clearway Capital Management LLC. This power of attorney is incorporated by reference under the January 30, 2023 Schedule 13G/A filing for Clearway Capital Management LLC as Exhibit 24.2

Nicholas Collazo is the Attorney-in-Fact for Teton Trust Company LLC, as Trustee of the Clearway Trust. This power of attorney is incorporated by reference under the January 30, 2023 Schedule 13G/A filing for Clearway Capital Management LLC as Exhibit 24.1